Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2012

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Second Quarter Fiscal 2013 Highlights	2
3.	Operating Performance	3
4.	Second Quarter Fiscal 2013 Financial Results	16
5.	Liquidity and Capital Resources	18
6.	Financial Instruments and Related Risks	19
7.	Off-Balance Sheet Arrangements	21
8.	Transactions with Related Parties	21
9.	Critical Accounting Policies and Estimates	22
10.	Future Accounting Changes	24
11.	Other MD&A Requirements	24
12.	Outstanding Share Data	25
13.	Risks and Uncertainties	25
14.	Disclosure Controls and Procedures	26
15.	Changes in Internal Control over Financial Reporting	26
16.	Directors and Officers	26
Forward Looking Statements		26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and six months ended September 30, 2012 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2012, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited consolidated financial statements for the three and six months ended September 30, 2012, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2012. This MD&A refers to various non-IFRS measures, such as cash flow from operations per share and cash and total production cost per ounce of silver. Those measures are used by the Company to manage and evaluate operating performance and its ability to generate cash. These measures are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is prepared as of November 9, 2012.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. In 2011, Silvercorp acquired the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the GC silver-lead-zinc project in Guangdong Province which will become its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high-grade silver-lead-zinc mine project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Second Quarter Fiscal 2013 Highlights

  Silver production of 1.3 million ounces;

  Gold production of 2,481 ounces;

  Sales of $45.2 million;

  Net income of $9.5 million, or $0.06 per share;

  Cash flow from operations of $23.9 million, or $0.14 per share;

  Cash costs of negative $0.74 per ounce of silver at the Ying Mining District1 ;

  Payment of $4.2 million, or CAD$0.025 per share, in quarterly dividends to shareholders.

[1] Ying Mining District represents consolidated results from the SGX (Ying), HPG, TLP, and LM mines.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

a)	Mine Production

For the three months ended September 30, 2012 (“Q2 2013”), on a consolidated basis, the Company mined 240,447 tonnes of ore, a 16% increase compared to 207,296 tonnes in the three months ended September 30, 2011 (“Q2 2012”). For the six months ended September 30, 2012, the Company mined 451,407 tonnes of ore, a 17% increase compared to 386,414 tonnes in the same prior year period. The increased mine production was achieved through increases in production from the Ying Mining District, full operation of BYP mine compared to the prior year as well as the processing of development tunnelling ore at the X mines2.

b)	Milling

On a consolidated basis, in Q2 2013, the Company milled 249,207 tonnes of ore, a 25% increase compared to 199,977 tonnes in Q2 2012. For the six months ended September 30, 2012, the Company milled 465,872 tonnes of ore, a 22% increase compared to 382,868 in the same prior year period. The Ying Mining District has a total milling capacity of 3,200 tonnes per day (“t/d”) or approximately 1 million tonnes per year. The BYP mine and X mines have current milling capacities of 500 t/d and 1,350 t/d respectively.

c)	Mining Cost

In Q2 2013, the consolidated total mining cost and the cash mining cost were $62.41 and $50.11 per tonne compared to $55.66 and $42.30 per tonne, respectively, in Q2 2012. The major components of cash mining cost consisted of: 39% for mining contractor costs (Q2 2012 – 42%); 16% for materials and supplies (Q2 2012 – 16%); 20% for labour costs (Q2 2012 – 21%); 6% for utility costs (Q2 2012 – 6%) and 19% for other costs (Q2 2012 – 15%).

For the six months ended September 30, 2012, the consolidated total mining cost and the cash mining cost were $64.20 and $50.49 per tonne compared to $56.32 and $44.13, respectively, in the same prior year period. The major components of cash mining cost consisted of: 39% for mining contractor costs (six months ended September 30, 2011 – 41%); 16% for materials and supplies (six months ended September 30, 2011 – 17%); 20% for labour costs (six months ended September 30, 2011 – 18%); 6% for utility costs (six months ended September 30, 2011 – 6%) and 19% for other costs (six months ended September 30, 2011 – 18%).

The increase in cash mining cost per tonne was mainly due to (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors, and (ii) the impact of US dollar depreciation versus the Chinese RMB.

d)	Milling Cost

In Q2 2013, the consolidated total milling cost and cash milling cost were $14.11 and $12.40 per tonne compared to $14.78 and $13.32 per tonne, respectively, in Q2 2012. The major components of cash milling costs consisted of: 21% for raw materials (Q2 2012 – 31%); 34% for utilities (Q2 2012 – 28%); 15% for mineral resources tax (Q2 2012 – 15%); 24% for labour costs (Q2 2012 – 20%) and 6% for milling related administrative and other costs (Q1 2012 – 6%).

For the six months ended September 30, 2012, the consolidated total milling cost and cash milling cost were $14.97 and $13.23 per tonne compared to $14.38 and $12.89 per tonne, respectively, in the same prior year period. The major components of cash milling costs consisted of: 23% for raw materials (six months ended September 30, 2011 – 29%); 34% for utilities (six months ended September 30, 2011 –30%); 14% for mineral resources tax (six months ended September 30, 2011 – 15%); 22% for labour costs (six months ended September 30, 2011 – 19%) and 7% for milling related administrative and other

2 X mines represent consolidated results from the XBG and XHP projects.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

costs (six months ended September 30, 2011 – 7%).

e)	Metal Production

On a consolidated basis, in Q2 2013, the Company produced 1.3 million ounces of silver, 2,481 ounces of gold, 13.9 million pounds of lead and 3.5 million pounds of zinc, compared to 1.4 million ounces of silver, 2,516 ounces of gold, 16.5 million pounds of lead and 3.2 million pounds of zinc, respectively, in Q2 2012.

For the six months ended September 30, 2012, on a consolidated basis the Company produced 2.5 million ounces of silver, 5,134 ounces of gold, 27.6 million pounds of lead and 6.5 million pounds of zinc, compared to 3.0 million ounces of silver, 3,905 ounces of gold, 37.1 million pounds of lead and 7.3 million pounds of zinc, respectively, in the same prior year period.

The decreases in metal production compared to the prior year were due to lower overall head grades of ore mined at the Ying Mining District. The increase in gold production is attributed to the BYP mine now being in commercial production compared to prior year when it was still in initial production.

f)	Cash and Total Cost per Ounce of Silver (Gold from the BYP mine)

In Q2 2013, the consolidated total production cost and cash cost per ounce of silver were $1.05 and negative $0.74 compared to negative $2.74 and negative $4.55, respectively, in Q2 2012. The consolidated total production cost and cash cost per ounce of silver in this quarter has decreased $1.42 and $0.88 from $2.47 and $0.14, respectively, as compared to first quarter Fiscal 2013. The improvement is attributable to the decrease in overall production costs from $85 per tonne in the prior quarter to $80 per tonne in Q2 2013.

For the six months ended September 30, 2012, the consolidated total production cost and cash cost per ounce of silver were $1.75 and negative $0.31 compared to negative $3.75 and negative $5.39, respectively in the same prior year period. The increase was a result of higher production costs, noted above, and a decrease in by-product metal credits.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the three and six months ended September 30, 2012 and 2011, respectively:

Three months ended September 30, 2012
	Ying Mining
	District	Total
Cost of sales	$15,514	$15,514
By-product lead, zinc, and gold sales	(14,169)	(14,169)
Total adjusted cost of sales	1,345	1,345
Divided by thousands of silver ounces sold	1,277	1,277
Total production cost per ounce of silver	$1.05	$1.05

Total adjusted cost of sales	$1,345	$1,345
Amortization and depletion	(2,287)	(2,287)
Total adjusted cash cost	(942)	(942)
Divided by thousands of silver ounces sold	1,277	1,277
Total cash cost per ounce of silver	$(0.74)	$(0.74)

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended September 30, 2011
	Ying Mining
	District	Total
Cost of sales	$13,469	$13,469
By-product lead, zinc, and gold sales	(17,300)	(17,300)
Total adjusted cost of sales	(3,831)	(3,831)
Divided by thousands of silver ounces sold	1,396	1,396
Total production cost per ounce of silver	$(2.74)	$(2.74)

Total adjusted cost of sales	$(3,831)	$(3,831)
Amortization and depletion	(2,521)	(2,521)
Total adjusted cash cost	(6,352)	(6,352)
Divided by thousands of silver ounces sold	1,396	1,396
Total cash cost per ounce of silver	$(4.55)	$(4.55)

Six months ended September 30, 2012
	Ying Mining
	District	Total
Cost of sales	$32,704	$32,704
By-product lead, zinc, and gold sales	(28,336)	(28,336)
Total adjusted cost of sales	4,368	4,368
Divided by thousands of silver ounces sold	2,500	2,500
Total production cost per ounce of silver	$1.75	$1.75

Total adjusted cost of sales	$4,368	$4,368
Amortization and depletion	(5,141)	(5,141)
Total adjusted cash cost	(773)	(773)
Divided by thousands of silver ounces sold	2,500	2,500
Total cash cost per ounce of silver	$(0.31)	$(0.31)

Six months ended September 30, 2011
	Ying Mining
	District	Total
Cost of sales	$27,365	$27,365
By-product lead, zinc, and gold sales	(38,574)	(38,574)
Total adjusted cost of sales	(11,209)	(11,209)
Divided by thousands of silver ounces sold	2,988	2,988
Total production cost per ounce of silver	$(3.75)	$(3.75)

Total adjusted cost of sales	$(11,209)	$(11,209)
Amortization and depletion	(4,899)	(4,899)
Total adjusted cash cost	(16,108)	(16,108)
Divided by thousands of silver ounces sold	2,988	2,988
Total cash cost per ounce of silver	$(5.39)	$(5.39)

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables provide a reconciliation of cash and total production cost per ounce of gold (non-IFRS measures) for production results from the BYP mine for the three and six months ended September 30, 2012 and 2011, respectively:

BYP
	Three months ended,	Six months ended,
	September 30, 2012	September 30, 2012
Cost of sales	$932	$2,736
By-product lead and zinc sales	-	-
Total adjusted cost of sales	932	2,736
Divided by thousands of gold ounces sold	1.2	2.9
Total production cost per ounce of gold	$769	$932

Total adjusted cost of sales	$932	$2,736
Amortization and depletion	(494)	(1,304)
Total adjusted cash cost	438	1,432
Divided by thousands of gold ounces sold	1.2	2.9
Total cash cost per ounce of gold	$361	$488

BYP
	Three months ended,	Six months ended,
	September 30, 2011	September 30, 2011
Cost of sales	$966	$1,129
By-product lead and zinc sales	-	-
Total adjusted cost of sales	966	1,129
Divided by thousands of gold ounces s old	1.6	2.2
Total production cost per ounce of gold	$599	$513

Total adjusted cost of sales	$966	$1,129
Amortiza tion and depletion	(521)	(521)
Total adjusted cash cost	445	608
Divided by thousands of gold ounces s old	1.6	2.2
Total cash cost per ounce of gold	$276	$276

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

g)	Operation Review

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2012:

	Three months ended September 30, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Stockpiled Ore (tonne)	203,369	7,995	*	26,641	238,005
	205,811	7,995		26,641	240,447

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,442	-		-	2,442
Ore Milled (tonne)	200,728	27,473		18,564	246,765
	203,170	27,473		18,564	249,207
Mining cost per tonne of ore mined ($)	62.56	-		61.24	62.41
Cash mining cost per tonne of ore mined ($)	53.27	-		25.71	50.11
Non cash mining cost per tonne of ore mined ($)	9.29	-		35.54	12.30

Unit shipping costs($)	3.73	-		-	3.30

Milling cost per tonne of ore milled ($)	13.84	-		17.03	14.11
Cash milling cost per tonne of ore milled ($)	12.12	-		15.50	12.40
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.53	1.70

Average Production Cost
Silver ($ per ounce)	8.21	-		-	8.21
Gold ($ per ounce)	366	-		769	404
Lead ($ per pound)	0.28	-		-	0.28
Zinc ($ per pound)	0.22	-		-	0.22

Total production cost per ounce of Silver ($)	1.05	-			1.05
Total cash cost per ounce of Silver ($)	(0.74)	-			(0.74)

Total production cost per ounce of Gold ($)				769	769
Total cash cost per ounce of Gold ($)				361	361

Total Recovery of the Run of Mine Ore
Silver (%)	92.7	-			92.7
Gold (%)				94.1	94.1
Lead (%)	94.3	-			94.3
Zinc (%)	69.6	-		-	69.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.3	3.3
Lead (%)	3.4	-			3.4
Zinc (%)	1.2	-		-	1.2

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,277	9	*	-	1,286
Gold (in thousands of ounces)	1.3	-		1.2	2.5
Lead (in thousands of pounds)	13,403	494	*	-	13,897
Zinc (in thousands of pounds)	3,412	111	*	-	3,523

Metal Sales
Silver (in thousands of $)	29,561	-		-	29,561
Gold (in thousands of $)	1,275	-		1,480	2,755
Lead (in thousands of $)	10,749	-		-	10,749
Zinc (in thousands of $)	2,144	-		-	2,144
	43,729	-		1,480	45,209
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.15	-		-	23.15
Gold ($ per ounce)	1,030	-		1,220	1,111
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at XHP Project.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended September 30, 2011:

	Three months ended September 30, 2011
	Ying Mining District[1]	X Mines[2]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,579	-	-	2,579
Stockpiled Ore (tonne)	179,963	-	24,754	204,717
	182,542	-	24,754	207,296
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,579	-	-	2,579
Ore Milled (tonne)	177,585	-	19,813	197,398
	180,164	-	19,813	199,977
Mining cost per tonne of ore mined ($)	57.23	-	44.11	55.66
Cash mining cost per tonne of ore mined ($)	45.74	-	16.95	42.30
Non cash mining cost per tonne of ore mined ($)	11.49	-	27.16	13.36

Unit shipping costs($)	3.78	-	-	3.33

Milling cost per tonne of ore milled ($)	15.03	-	12.53	14.78
Cash milling cost per tonne of ore milled ($)	13.48	-	11.87	13.32
Non cash milling cost per tonne of ore milled ($)	1.54	-	0.66	1.45

Average Production Cost
Silver ($ per ounce)	7.09	-	-	7.09
Gold ($ per ounce)	270	-	599	305
Lead ($ per pound)	0.20	-	-	0.20
Zinc ($ per pound)	0.15	-	-	0.15

Total production cost per ounce of Silver ($)	(2.74)	-		(2.74)
Total cash cost per ounce of Silver ($)	(4.55)	-		(4.55)

Total production cost per ounce of Gold ($)			599	599
Total cash cost per ounce of Gold ($)			276	276

Total Recovery of the Run of Mine Ore
Silver (%)	92.1	-		92.1
Gold (%)		-	89.1	89.1
Lead (%)	94.7	-		94.7
Zinc ( %)	75.1	-	-	75.1

Head Grades of Run of Mine Ore
Silver (gram/tonne)	271	-		271
Gold (gram/tonne)		-	3.3	3.3
Lead (%)	4.6	-		4.6
Zinc (%)	1.2	-	-	1.2

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,396	-	-	1,396
Gold (in thousands of ounces)	0.9	-	1.6	2.5
Lead (in thousands of pounds)	16,520	-	-	16,520
Zinc (in thousands of pounds)	3,236	-	-	3,236

Metal Sales
Silver (in thousands of $)	42,535	-	-	42,535
Gold (in thousands of $)	1,081	-	2,220	3,301
Lead (in thousands of $)	14,145	-	-	14,145
Zinc (in thousands of $)	2,074	-	-	2,074
	59,835	-	2,220	62,055
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.48	-	-	30.48
Gold ($ per ounce)	1,198	-	1,376	1,313
Lead ($ per pound)	0.86	-	-	0.86
Zinc ($ per pound)	0.64	-	-	0.64

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2012:

	Six months ended September 30, 2012
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Stockpiled Ore (tonne)	382,136	10,377	*	54,201	446,714
	386,829	10,377		54,201	451,407
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,693	-		-	4,693
Ore Milled (tonne)	384,932	31,084		45,163	461,179
	389,625	31,084		45,163	465,872
Mining cost per tonne of ore mined ($)	65.58	-		54.38	64.20
Cash mining cost per tonne of ore mined ($)	54.30	-		23.30	50.49
Non cash mining cost per tonne of ore mined ($)	11.28	-		31.08	13.71

Unit shipping costs($)	3.79	-		-	3.32

Milling cost per tonne of ore milled ($)	14.90	-		15.61	14.97
Cash milling cost per tonne of ore milled ($)	13.10	-		14.36	13.23
Non cash milling cost per tonne of ore milled ($)	1.79	-		1.25	1.74

Average Production Cost
Silver ($ per ounce)	8.77	-		-	8.77
Gold ($ per ounce)	434	-		932	469
Lead ($ per pound)	0.31	-		-	0.31
Zinc ($ per pound)	0.24	-		-	0.24

Total production cost per ounce of Silver ($)	1.75	-			1.75
Total cash cost per ounce of Silver ($)	(0.31)	-			(0.31)

Total production cost per ounce of Gold ($)				932	932
Total cash cost per ounce of Gold ($)				488	488

Total Recovery of the Run of Mine Ore
Silver (%)	92.2	-			92.2
Gold (%)	-	-		91.7	91.7
Lead (%)	94.1	-			94.1
Zinc (%)	66.5	-		-	66.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	226	-			226
Gold (gram/tonne)	-	-		2.8	2.8
Lead (%)	3.5	-			3.5
Zinc (%)	1.2	-		-	1.2

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,500	10	*	-	2,510
Gold (in thousands of ounces)	2.1	0.1	*	2.9	5.1
Lead (in thousands of pounds)	27,116	525	*	-	27,641
Zinc (in thousands of pounds)	6,386	111	*	-	6,497

Metal Sales
Silver (in thousands of $)	57,690	-		-	57,690
Gold (in thousands of $)	2,362	-		3,732	6,094
Lead (in thousands of $)	21,932	-		-	21,932
Zinc (in thousands of $)	4,042	-		-	4,042
	86,026	-		3,732	89,758
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.07	-		-	23.07
Gold ($ per ounce)	1,142	-		1,271	1,187
Lead ($ per pound)	0.81	-		-	0.81
Zinc ($ per pound)	0.63	-		-	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at XHP Project.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the six months ended September 30, 2011:

	Six months ended September 30, 2011
	Ying Mining District[1]	X Mines[2]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	5,686	-	-	5,686
Stockpiled Ore (tonne)	347,061	-	33,667	380,728
	352,747	-	33,667	386,414
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	5,687	-	-	5,687
Ore Milled (tonne)	349,404	-	27,777	377,181
	355,091	-	27,777	382,868
Mining cost per tonne of ore mined ($)	58.57	-	32.71	56.32
Cash mining cost per tonne of ore mined ($)	47.15	-	12.46	44.13
Non cash mining cost per tonne of ore mined ($)	11.42	-	20.25	12.19

Unit shipping costs($)	3.80	-	-	3.47

Milling cost per tonne of ore milled ($)	14.33	-	15.05	14.38
Cash milling cost per tonne of ore milled ($)	12.78	-	14.35	12.89
Non cash milling cost per tonne of ore milled ($)	1.55	-	0.70	1.49

Average Production Cost
Silver ($ per ounce)	6.53	-	-	6.53
Gold ($ per ounce)	257	-	513	268
Lead ($ per pound)	0.19	-	-	0.19
Zinc ($ per pound)	0.13	-	-	0.13

Total production cost per ounce of Silver ($)	(3.75)	-		(3.75)
Total cash cost per ounce of Silver ($)	(5.39)	-		(5.39)

Total production cost per ounce of Gold ($)			513	513
Total cash cost per ounce of Gold ($)			276	276

Total Recovery of the Run of Mine Ore
Silver (%)	91.7	-		91.7
Gold (%)		-	86.7	86.7
Lead (%)	94.7	-		94.7
Zinc ( %)	73.9	-	-	73.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	287	-		287
Gold (gram/tonne)		-	2.9	2.9
Lead (%)	5.0	-		5.0
Zinc (%)	1.4	-	-	1.4

Sales Data
Metal Sales
Silver (in thousands of ounces)	2,988	-	-	2,988
Gold (in thousands of ounces)	1.7	-	2.2	3.9
Lead (in thousands of pounds)	37,142	-	-	37,142
Zinc (in thousands of pounds)	7,339	-	-	7,339

Metal Sales
Silver (in thousands of $)	90,291	-	-	90,291
Gold (in thousands of $)	1,923	-	2,909	4,832
Lead (in thousands of $)	32,081	-	-	32,081
Zinc (in thousands of $)	4,570	-	-	4,570
	128,865	-	2,909	131,774
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.22	-		30.22
Gold ($ per ounce)	1,130	-	1,321	1,237
Lead ($ per pound)	0.86	-		0.86
Zinc ($ per pound)	0.62	-	-	0.62

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Ying Mining District

The Ying Mining District consists of four mines; SGX (Ying), HPG, TLP and LM and is the Company’s primary source of production.

In Q2 2013, the total ore mined at the Ying Mining District was 205,811 tonnes, of which 2,442 tonnes was direct smelting ore, an increase of 13% compared to total ore production of 182,542 tonnes in Q2 2012. For the six months ended September 30, 2012, the total ore mined at the Ying Mining District was 386,829 tonnes, an increase of 10% compared to total ore production of 352,747 in the same prior year period.

In Q2 2013, head grades at the Ying Mining District were 224 g/t for silver, 3.4% for lead, and 1.2% for zinc, compared to 271 g/t for silver, 4.6% for lead and 1.2% for zinc, respectively, in Q2 2012. For the six months ended September 30, 2012, head grades were 226 g/t for silver, 3.5% for lead, and 1.2% for zinc, compared to 287 g/t for silver, 5.0% for lead and 1.4% for zinc, respectively, in the same prior year period.

Compared to Q2 2012, production from HPG, TLP, and LM satellite mines in this quarter increased by 10% and represent 43% of total production at the Ying Mining District compared to 33% in the prior year. The reduction in production from the SGX mine is also a result of mechanical problems with one of the shafts which impacted production for 20 days during the quarter. This shaft is fully operational again but as a result of this issue, the Ying Mining District realized lower overall grades in this quarter.

In Q2 2013, the Ying Mining District produced 1.3 million ounces of silver, 1,238 ounces of gold, 13.4 million pounds of lead and 3.4 million pounds of zinc, compared to metal production in Q2 2012 of 1.4 million ounces of silver, 903 ounces of gold, 16.5 million pounds of lead and 3.2 million pounds of zinc.

Compared with metal production in first quarter of Fiscal 2013, there has been a 9% increase in silver production attributable to a 9% increase in ore processed. For the six months ended September 30, 2012, the Ying Mining District produced 2.5 million ounces of silver, 2,067 ounces of gold, 27.1 million pounds of lead and 6.4 million pounds of zinc, compared to metal production of 3.0 million ounces of silver, 1,703 ounces of gold, 37.1 million pounds of lead and 7.3 million pounds of zinc in the same prior year period. As at September 30, 2012, inventory of 480 tonnes of direct smelting ore and 100 tonnes of lead concentrate remains on hand at the Ying Mining District, which is approximately 55,000 ounces of silver produced but not sold.

In Q2 2013, total and cash mining costs per tonne were $62.56 and $53.27 compared to $57.23 and $45.74, respectively, in Q2 2012. For the six months ended September 30, 2012, total and cash mining costs per tonne were $65.58 and $54.30 compared to $58.57 and $47.15, respectively, compared to the same prior year period. The increase in cash mining costs was mainly due to the following: (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors of approximately $3.80 per tonne, and (ii) an increase in mining administration and preparation costs of $2.00 per tonne (iii) the impact of US dollar depreciation versus the Chinese RMB of approximately $1.00 per tonne. However, compared to the first quarter of Fiscal 2013, total and cash mining costs decreased by 9% and 4%, respectively.

In Q2 2013, total ore milled was 203,170 tonnes, an increase of 13% compared to 180,164 tonnes in Q2 2012. For the six months ended September 30, 2012, total ore milled was 389,625, an increase of 10% compared to 355,091 tonnes in the same prior year period. In Q2 2013, cash milling costs were $12.12 compared to $13.48 in Q2 2012 attributable to the increased tonnage milled. For the six months ended September 30, 2012, cash milling costs were $13.10 compared to $12.78 in the same prior year period.

Including by-product credits, in Q2 2013, total cost and cash cost per ounce of silver were $1.05 and negative $0.74 compared to negative $2.74 and negative $4.55, respectively, in Q2 2012. For the six months ended September 30, 2012, total cost and cash cost per ounce of silver were $1.75 and negative $0.31 compared to negative $3.75 and negative $5.39, respectively, in the same prior year

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

period. The increase was a result of higher production costs and a decrease in by-product metal credits compared to prior year.

Comparing to the first quarter Fiscal 2013, the total cost and cash cost per ounce of silver in this quarter decreased $1.44 and $0.90 from $2.47 and $0.16, respectively. The improvement is attributable to lower overall production cost compared to the prior quarter.

Exploration and Development

In Q2 2013, exploration and development expenditure for the Ying Mining District was $9.4 million compared to $6.8 million in Q2 2012. For the six months ended September 30, 2012, exploration and development expenditure for the Ying Mining District was $19.0 million compared to $12.3 million in the same period for the prior year.

SGX (Ying) Mine - Exploration and Development

As at the end of Q2 2013, the Company had completed a total of 1,407 metres (“m”) of development work for a 5,200m ramp at the SGX mine, making construction of the ramp now 27% complete. The ramp is designed to follow the main S7-1 vein from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts. Silvercorp expects to complete construction of the ramp in calendar 2015 but as construction progresses the ramp is expected to increase production capacity at the SGX mine with effect from the second quarter of Fiscal 2014.

In Q2 2013, the Company also developed 7,300m of horizontal tunnels and completed 15,000m of underground drilling at the SGX mine.

To support the ongoing expansion work at SGX, the Company has also commenced construction of a new 5,000m2 facility which will include offices and dormitories.

LM Mine and LM Mine West - Exploration and Development

During the second quarter of Fiscal 2013 tunnel development on five mining levels at the LM mine continued and two new stopes along the 750m elevation commenced production which contributed to the increase in ore mined during the quarter.

At LM Mine West (“LM West”), the construction of Shaft 969 was completed during the quarter and preparation for tunnel development work is underway. It is expected that Shaft 969 will become operational during the third quarter of Fiscal 2013 and will start to produce ore during the third quarter of Fiscal 2014.

In addition, the Company completed a total of 1,084m of the development work of a 4,800m access ramp at LM West in Q2 2013. The access ramp has already been connected to existing tunnels at LM West and this has vastly improved the tunnels’ ventilation and hauling capacity. It is expected that this new access ramp will contribute to an increase in production by first quarter of Fiscal 2014.

Once Shaft 969, the access ramp and all the mining levels are completed down to the 500m elevation at LM West in Fiscal 2015, the combined production capacity of the two mines is expected to be 300,000 tonnes of ore per year. In order to support the expected growth in operations at the LM Mine and LM West, the Company has commenced construction of a 3,000m2 facility which will include offices and a dormitory.

In Q2 2013, the Company also developed 5,000m of decline and horizontal tunnels and completed 12,500m of underground drilling at the LM Mine and LM West.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

TLP Mine - Exploration and Development

In Q2 2013, the Company continued to ramp up production at the TLP mine while developing over 6,400m of horizontal tunnels for mining and underground drilling purpose. The Company also completed 9,700m of underground drilling during the quarter.

HPG Mine - Exploration and Development

In Q2 2013, the Company began construction of a 400m shaft in the HPG mine to support a future increase in ore production. The Company also developed over 3,200m of decline and horizontal tunnels and completed 4,300m of underground drilling.

Adoption of New Mining Method

At the Ying Mining District, the mining method has been comprised of 40% short-hole shrinkage and 60% resuing, with cut-off grades (before mining dilution) of 300 g/t silver-equivalent (“AgEq”) at the SGX (Ying) mine, and 150 g/t AgEq at the HPG, LM and TLP mines. The resuing method is more selective and is used to mine narrow veins under 0.7m, while the shrinkage method is used to mine wider stopes ranging from 0.8m to 3m.

With effect from October 2012, and following a reduction in the cut-off grades for the Ying Mining District Resource as per the 2012 NI 43-101 Technical Report prepared by AMC Consultants, the Company has started to gradually increase the use of the shrinkage method for mining. As such the mining width has been increased and the cut-off grades have been lowered to 150 g/t AgEq at the SGX (Ying) mine, and 110 g/t AgEq at HPG, LM and TLP mines.

The implementation of the new mining method will take place over the next 12 months and the Company expects to gradually increase the use of the shrinkage method at the Ying Mining District from 40% to 80% and reduce the use of the resuing method from 60% to 20%.

The expected benefits of the change in mining method are:

-	Lower cash mining cost per tonne - the short-hole shrinkage method have a cash mining cost of $32 per tonne compared to $75 per tonne for the resuing method.

-	Less development work required - due to the increase in mining stope width, less mine tunnel development work will be required to produce the same amount of ore.

-	Higher tonnage produced - as less tunnelling is required, this is expected to have a positive effect on hauling capacity and therefore allow for an increase in production.

-	Increase in operational efficiency - reducing the number of stopes required to produce the same amount of ore will result in a more focused and efficient mining operation.

It should be noted that the impact to overall head grades for the Ying Mining District following the adoption of the new mining method is currently unknown.

(ii)	GC Project

The Company continued to progress the development of the GC project.

As of September 30, 2012, 376m of the construction of the 618m main shaft was complete. The shaft is expected to reach its designed elevation of -370m in the first quarter of Fiscal 2015. The main access ramp is now 65% complete with a cumulative total of 1,447m of the 2,210m ramp having been developed as at the end of the quarter. In addition to the main access ramp, the Company has also been developing a 4,600m exploration ramp which will provide access to all known veins within a horizontal distance of 250m. As of September 30, 2012, 804m of the exploration ramp was completed.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As at the end of this quarter, all major equipment for the 1,600 t/d floatation mill, including the jaw crusher, cone crusher, ball mills and flotation cells, has been installed and is currently undergoing testing in anticipation of the commencement of production. Remaining work includes secondary concrete casting and installation of auxiliary power equipment. It is expected that the mill will be operational in third quarter of Fiscal 2013.

The construction of a 5.8 kilometre long, 110KV power line and a substation began in late July 2012. As of Q2 2013, the foundation work for 8 of the 13 power lines along with the substation’s building framework has been completed. The power line and substation are expected to be operational by the end of third quarter of Fiscal 2013.

As of Q2 2013, the Company successfully completed and passed a health and safety review of engineering designs for the tailings storage facilities as reported in the previous quarter. Accordingly, the construction of the dry stacking tailings storage facility has resumed and is expected to be complete by the end of the third quarter of Fiscal 2013.

The construction of a lab, administrative offices and dormitory facilities were completed as of Q2 2013.

Assuming a positive final approval to commence operations at GC from the local authorities, the Company continues to expect to be able to commence initial production at GC in early 2013, processing ore stockpiles and maintains its production guidance of 170,000 ounces of silver and 2.7 million pounds of lead and zinc for Fiscal 2013.

In Q2 2013, the Company completed 7,500m of diamond drilling using five underground drill rigs currently on site at the GC project. During the quarter, exploration, mine development, mill and facility construction expenditures at the GC project were $7.3 million, with development expenditure of the project now totalling $40 million as of the end this quarter.

(iii)	BYP Mine

In Q2 2013, the total ore mined was 26,641 tonnes compared to 24,754 tonnes in Q2 2012. For the six months ended September 30, 2012, the total ore mined was 54,201 tonnes compared to 33,667 tonnes in the same prior year period. In Q2 2013 and for the six months ended September 30, 2012, the Company sold 1,212 ounces of gold and 2,937 ounces of gold, respectively, compared to 1,613 ounces of gold and 2,202 ounces of gold in the same prior year periods. Cash cost per ounce of gold was $361 and $488 in Q2 2013 and for the six months ended September 30, 2012 compared to $276 and $276, respectively, in the same prior year periods.

In Q2 2013, the Company released an update to the BYP mine NI 43-101 technical report, with indicated resources of 292,000 ounces of gold, 187 million pounds of lead and 408 million pounds of zinc.

As of Q2 2013, the Company had completed the excavation work for a 265m deep shaft that will facilitate the mining of the #3 gold mineralization body and the #5 zinc and lead ore body. The installation of shaft equipment and construction of the head frame is currently underway. In addition, the construction of a 1,500 t/d tailing-backfill facility is well underway and is expected to be completed in fourth quarter Fiscal 2013.

In Q2 2013, exploration and development expenditures at the BYP mine were $1.3 million compared to $1.0 million in Q2 2012. For the six months ended September 30, 2012, exploration and development expenditures at the BYP mine were $2.6 million compared to $1.9 million in the same prior year period.

(iv)	X Mines

At the XHP and XBG projects, construction of a 286m incline shaft and a 225m incline shaft, respectively, are underway with completion expected in the first quarter of Fiscal 2014. During the quarter, approximately 1,400m of tunneling and 6,300m of diamond drilling were also completed at the X mines The X mines will continue to focus on the executions of an exploration program that will include surface

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

and underground mapping and systematic sampling, surface and underground diamond drilling, with the intention of defining a NI 43-101 compliant mineral resource. Exploration and mine development at the X mines will be partially supported from cash flows generated from limited tunneling ore and existing ore stockpiles.

In Q2 2013, exploration and development expenditures at the X Mines was $2.2 million. For the six months ended September 30, 2012, exploration and development expenditures at the X Mines were $3.9 million. In the same prior year periods, no such expenditures were incurred.

(v)	RZY Project

The RZY exploration permit is currently owned by the Qinghai Geological Survey Bureau, the non-controlling interest holder of Qinghai Found Mining Co. (“Qinghai Found”), an 82% owned-subsidiary of the Company. Pursuant to the joint-exploration agreement, Qinghai Found currently owns 67% of the mineral interest in the RZY project, and can acquire up to 82% interest by providing exploration funding of $4.8 million. Upon the completion of exploration funding, the exploration permit will be transferred to Qinghai Found. The Company expects to fund up to $32 million in exploration and capital expenditures for the RZY project.

In Q2 2013, the Company commenced its first diamond drilling program at the RZY project. In Q2 2013, the Company incurred $0.8 million of exploration expenditure at the RZY project with five diamond drill holes and 833m of drilling completed.

(vi)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada. In Q1 2013, the Company released an update to the Silvertip NI 43-101 technical report, with indicated resources of 25 million ounces of silver.

The Company is in the process of preparing a Small Mine Permit application to be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Second Quarter Fiscal 2013 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011
Sales	$ 45,209	$ 44,549	$ 44,312	$ 61,876
Gross profit	28,763	25,555	29,983	43,550
Expenses and foreign exchange	(9,062)	(7,841)	(9,458)	(8,534)
Other items	1,079	(229)	1,188	3,641
Net income, attributable to the shareholders of the Company	9,500	6,114	9,700	20,025
Basic earnings per share	0.06	0.04	0.06	0.12
Diluted earnings per share	0.06	0.04	0.06	0.12
Cash dividend declared	4,255	4,224	4,271	4,194
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

	Sept 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Sales	$ 62,055	$ 69,719	$ 42,422	$ 51,838
Gross profit	47,620	55,660	32,250	40,059
Expenses and foreign exchange	(8,420)	(8,399)	(8,725)	(5,592)
Other items	488	443	392	7,117
Net income, attributable to the shareholders of the Company	18,471	25,642	12,019	29,079
Basic earnings per share	0.11	0.15	0.07	0.17
Diluted earnings per share	0.11	0.15	0.07	0.17
Cash dividend declared	3,500	3,619	3,600	3,511
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q2 2013 was $9.5 million, or $0.06 per share compared to net income of $18.5 million, or $0.11 per share, in Q2 2012. Compared to first quarter of Fiscal 2013, net income has increased $3.4 million or 55%. For the six months ended September 30, 2012, net income was $15.6 million or $0.09 per share compared to net income of $44.1 million or $0.25 per share, in the same prior year period. The decrease compared to prior year was primarily due to lower sales and higher production costs as well as fluctuations in foreign currency.

Sales in Q2 2013 were $45.2 million compared to $62.1 million in Q2 2012. For the six months ended September 30, 2012, sales were $89.8 million compared to $131.8 million in the same prior year period. The decrease was due to lower silver price and lower metal production. The price per ounce of silver in Q2 2013 and the six months ended September 30, 2012 were both 24% lower compared to the same prior year periods.

The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (note that VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q2 2013, including a comparison with London Metal Exchange (“LME”) prices:

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 2013	Q2 2012	Q2 2013	Q2 2012	Q2 2013	Q2 2012	Q2 2013	Q2 2012
Net realized selling prices	$23.15	$30.48	$1,111	$1,313	$0.80	$0.86	$0.63	$0.64
Add back: Value added taxes	3.94	5.18	-	-	0.14	0.15	0.11	0.11
Add back: Smelter charges and recovery	3.41	4.47	542	399	0.14	0.14	0.31	0.45
SME	$30.50	$40.13	$1,653	$1,712	$1.08	$1.15	$1.05	$1.20
LME	$29.80	$38.92	$1,651	$1,709	$0.90	$1.11	$0.85	$1.01

Cost of sales in Q2 2013 was $16.4 million, an increase of 14%, compared to $14.4 million in Q2 2012. The cost of sales included cash costs of $13.7 million compared to $11.4 million in Q2 2012. For the six months ended September 30, 2012, cost of sales was $35.4 million (cash costs $29.0 million) compared to $28.5 million (cash costs – $5.4 million) in the same prior year period. The increase in cost of sales was due to more ore being mined and processed along with higher production costs per tonne. For the six months ended September 30, 2012, ore production increased by 17% while overall production costs increased by 11% compared to the same prior year period. Compared to the first quarter Fiscal 2013, overall production costs have decreased from $85 per tonne to $80 per tonne.

Gross profit margin in Q2 2013 was 64% compared to 77% in Q2 2012. For the six months ended September 30, 2012, gross profit margin was 61% compared to 78% in the same prior year period.

General and administrative (“G&A”) expenses in Q2 2013 were $6.2 million compared to $7.5 million in Q2 2012. The decrease is due to $1.5 million of additional expenses incurred in Q2 2012 related to defending the Company against the “short and distort” campaign whereas in Q2 2013 such expenses decreased to $0.6 million.

For the six months ended September 30, 2012, G&A expenses were $13.0 million compared to $12.4 million in the same prior year period. The increase is mainly due to the Company now having three projects under development compared to two projects last year. Significant items included in general and administrative expenses in Q2 2013 and the six months ended September 30, 2012, respectively, are as follows:

(a)	Office and administrative expenses of $2.5 million and $5.8 million (Q2 2012 $3.3 million, six months ended September 30, 2011 $5.6 million);

(b)	Salaries and benefits of $2.2 million and $4.3 million (Q2 2012 $2.0 million, six months ended September 30, 2011 $3.8 million);

(c)	Stock based compensation expense of $872 and $1.6 million (Q2 2012 $840, six months ended September 30, 2011 $1.6 million);

(d)	Professional fees of $654 and $1.3 million (Q2 2012 $1.3 million, six months ended September 30, 2011 $1.4 million).

General exploration and property investigation expenses in Q2 2013 and the six months ended September 30, 2012 were $887 and $1.9 million (Q2 2012 $1.2 million, six months ended September 30, 2012 $3.0 million). The decrease was due to less expense incurred proportionally to the sales.

Foreign exchange gain or loss in Q2 2013 and six months ended September 30, 2012 were losses of $1.1 million and $365 (Q2 2012 $1.3 million gain, six months ended September 30, 2011 $760 gain), respectively. The foreign exchange loss was mainly driven by the weakening of the RMB and US dollar against the functional currency of the entity that held such deposits.

Loss on disposal of plant and equipment in Q2 2013 and six months ended September 30, 2012 was $5 and $25 (Q2 2012 $171, six months ended September 30, 2011 $253), respectively, which was mainly due to the disposal of obsolete equipment.

Share of gain or loss in an associate in Q2 2013 and six months ended September 30, 2012 was $182 and $189 (Q2 2012 $116 gain, six months ended September 30, 2011 $92 gain), respectively, representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Write down of inventory in Q2 2013 and six months ended September 30, 2012 was $348 and $348 (Q2 2012 $nil, six months ended September 30, 2011 $nil), respectively, representing stockpile and concentrate inventory that was written down to its net realizable value.

Gain or loss on investments in Q2 2013 and six months ended September 30, 2012 was $693 gain and $593 loss (Q2 2012 $670 loss, six months ended September 30, 2011 – $1.8 million loss), respectively. The Company has been acquiring, on open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q2 2013 and six months ended September 30, 2012 was $851 and $1.8 million (Q2 2012 $1.1 million, six months ended September 30, 2011 – $1.8 million), respectively. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q2 2013 and six months ended September 30, 2012 was $23 and $45 (Q2 2012 $23, six months ended September 30, 2011 – $46), respectively. As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the accretion of environmental rehabilitation.

Income tax expense in Q2 2013 was $7.3 million (Q2 2012 $13.8 million). The income tax expenses recorded in Q2 2013 included current income tax expense of $7.2 million (Q2 2012 – $9.4 million) and deferred income tax expense of $129 (Q2 2012 – $4.4 million). For the six months ended September 30, 2012, income tax expenses were $15.2 million (current tax $12.1 million, deferred tax $3.1 million) compared to $26.4 million (current tax $20.9 million, deferred tax $5.5 million) in the same prior year period.

Of the deferred income tax expense recorded in the current year, $2.4 million relates to withholding tax accrual for anticipated future dividend repatriation from the Company’s Chinese subsidiary. The decrease in current income tax expense was mainly due to lower taxable income in the current period.

5.	Liquidity and Capital Resources

Cash and cash equivalents and short term investments as at September 30, 2012 was $136.6 million.

Working capital as at September 30, 2012 was $112.0 million.

Cash flows provided by operating activities were $23.9 million or $0.14 per share, in Q2 2013 compared to $35.2 million or $0.20 per share in Q2 2012. For the six months ended September 30, 2012, cash flows provided by operating activities were $43.2 million or $0.25 per share compared to $69.1 million or $0.40 per share in the same prior year period.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metal production and lower metal prices as compared to same prior year periods.

Cash flows used in investing activities were $9.7 million in Q2 2013, comprising mainly cash used in capital expenditures, including prepayments, of $22.1 million offset by net redemption of short term investments and other investments of $12.4 million. In Q2 2012, cash flows used in investing activities were $23.9 million comprising mainly cash used in capital expenditures, including prepayments, of $33.3 million, cash used in acquisition of subsidiary of $3.4 million offset by net redemption of short-term investments of $12.8 million.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the six months ended September 30, 2012, cash flows used in investing activities were $46.9 million comprising mainly cash used in capital expenditures, including prepayments, of $44.0 million and net purchases of short-term investments of $3.0 million. In the same prior year period, cash flows used in investing activities were $41.5 million comprising mainly cash used in capital expenditures, including prepayments, of $44.9 million, cash used in acquisition of subsidiary of $3.4 million offset by net redemption of short-term and other investments of $6.8 million.

Cash flows used in financing activities were $11.3 million in Q2 2013, comprising mainly cash dividends paid of $4.2 million and distributions to non-controlling interests of $7.4 million. In Q2 2012, cash flow used in financing activities were $49.6 million, comprising mainly cash dividends paid of $3.7 million and advances to related parties of $11.1 million, and cash used to repurchase the Company’s shares as part of the normal course issuer bid of $35.4 million.

For the six months ended September 30, 2012, cash flows used in financing activities were $15.5 million, comprising mainly cash dividends paid of $8.5 million and distributions to non-controlling interests of $7.4 million. In the same prior year period, cash flows used in financing activities were $48.9 million, comprising mainly cash dividends paid of $7.3 million, advances to related parties of $12.3 million, cash used to repurchase the Company’s shares as part of the normal course issuer bid of $35.4 million offset by non-controlling interest contributions of $5.2 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year		1-5 years	After 5 years
Operating leases	$5,846	$283		$2,814	$2,749
Commitments	$8,854	$2,436	$		$6,418

As of September 30, 2012, the Company has two office rental agreements totaling $5,846 for the next eleven years and commitments of $8,854 related to the GC property.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of September 30, 2012 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$89,334	$-	$-	$89,334
Common shares of publicly traded companies	8,636	-	-	8,636
Yongning Smelting Co. Ltd.	-	-	9,546	9,546
Jinduicheng Xise (Canada) Co. Ltd.	-	-	22,395	22,395
Warrants	-	-	1,723	1,723

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of September 30, 2012 and March 31, 2012, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2012	March 31, 2012
	Within a year
Accounts payable and accrued liabilities	$26,738	$23,590
Dividends payable	4,339	4,271
	$31,077	$27,861

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	September 30, 2012	March 31, 2012
Financial assets denominated in U.S. Dollars	$16,494	$18,510
Financial assets denominated in Chinese RMB	$116,196	$33,542

As at September 30, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $1.2 million.

As at September 30, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2012.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at September 30, 2012 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	September 30, 2012	March 31, 2012
New Pacific (a)	$70	$95
Henan Non-ferrous Geology Bureau (b)	17	17
Z.X. Zhu (e)	282	567
	$369	$679

(a)	According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

incurred on behalf of New Pacific. During the three and six months ended September 30, 2012, the Company recovered $143 and $269, respectively (for the three and six months ended September 30, 2011 $302 and $379, respectively) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered from New Pacific were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and six months ended September 30, 2012, Henan Found paid dividends of $7,073 (for the three and six months ended September 30, 2011 $nil) to Henan Geology Bureau.

(c)

For the three and six months ended September 30, 2012, the Company paid $101 and $194, respectively (for the three and six months ended September 30, 2011 $57 and $154, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in (h).

(d)

For the three and six months ended September 30, 2012, the Company paid $152 and $300, respectively (for the three and six months ended September 30, 2011 $128 and $171, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in (h).

(e)	Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three and six months ended September 30, 2012, total rents were $36 and $72, respectively (for the three and six months ended September 30, 2011 $36 and $72, respectively).

(g)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and six months ended September 30, 2012, Henan Huawei paid dividends of $315 (for the three and six months ended September 30, 2011 $nil) to Henan Xinhui.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(h)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three months ended September 30, 2012 and 2011 were as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Directors' fees	$61	$128	$120	$174
Salaries for key management personnel	879	1,140	1,289	1,505
Stock-based compensation	571	836	1,132	2,011
	$1,511	$2,104	$2,541	$3,690

Salaries of key management personnel include consulting and management fees disclosed in (c) & (d) above. Stock-based compensation expenses were measured at grant date fair value.

9.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited consolidated financial statements as of and ended September 30, 2012, as well as the audited consolidated financial statements as of and ended March 31, 2012.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

-	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
-	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
-	Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

-	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
-	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
-

The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Future Accounting Changes

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 10 and IFRS 12 on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 11 and IAS 28 on the consolidated financial statements.

11.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2012.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a)	Share Capital

Authorized unlimited number of common shares without par value

Issued and outstanding – 170,755,058 common shares with a recorded value of $233.0 million

Shares subject to escrow or pooling agreements $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
13,700	9.05	January 16, 2013
25,000	7.54	May 13, 2013
197,500	5.99	July 1, 2013
60,000	3.05	October 1, 2013
548,001	2.65	April 19, 2014
355,500	7.00	January 5, 2015
178,250	7.40	April 20, 2015
336,437	8.23	October 3, 2015
208,781	12.16	January 4, 2016
193,500	14.96	April 7, 2016
265,000	9.20	June 4, 2016
306,000	7.27	November 24, 2016
451,000	6.69	March 5, 2017
307,000	6.53	June 17, 2017
410,000	5.35	August 8, 2017
3,855,669

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$ 6.76	July 30, 2015

13.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2012. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

14.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at September 30, 2012, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

15.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

16.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President	Myles J. Gao, Director, President

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Shaoyang Shen, Chief Operating Officer

Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel

David Kong, Director

Robert Gayton, Director

Myles Gao, P.Geo., President of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Six Months Ended September 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 27